Enterprise Financial Services Corp 2016 THIRD QUARTER EARNINGS RELEASE Filed by Enterprise Financial Services Corp Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934 Subject Company: Jefferson County Bancshares, Inc. Commission File No.: 001-15373

2 Some of the information in this report contains “forward-looking statements” within the meaning of and intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified with use of terms such as “may,” “might,” “will, “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “could,” “continue” and the negative of these terms and similar words, although some forward-looking statements may be expressed differently. Forward-looking statements also include, but are not limited to, statements regarding plans, objectives, expectations or consequences of announced transactions (including the Company's announced pending merger with Jefferson County Bancshares, Inc.), and statements about the future performance, operations products and services of the Company and its subsidiaries. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including, but not limited to: our ability to efficiently integrate acquisitions into our operations, retain the customers of these businesses and grow the acquired operations: credit risk; changes in the appraised valuation of real estate securing impaired loans; outcomes of litigation and other contingencies; exposure to general and local economic conditions; risks associated with rapid increases or decreases in prevailing interest rates; consolidation within the banking industry; competition from banks and other financial institutions; our ability to attract and retain relationship officers and other key personnel; burdens imposed by federal and state regulation; changes in regulatory requirements; changes in accounting regulation or standards applicable to banks; and other risks discussed under the caption “Risk Factors” of our most recently filed Form 10-K and in Part II, 1A of our most recently filed Form 10-Q, all of which could cause the Company’s actual results to differ from those set forth in the forward-looking statements. Readers are cautioned not to place undue reliance on our forward-looking statements, which reflect management’s analysis and expectations only as of the date of such statements. Forward-looking statements speak only as of the date they are made, and the Company does not intend, and undertakes no obligation, to publicly revise or update forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise, except as required by federal securities law. You should understand that it is not possible to predict or identify all risk factors. Readers should carefully review all disclosures we file from time to time with the Securities and Exchange Commission which are available on our website at www.enterprisebank.com under "Investor Relations." Additional Information About the Merger and Where to Find It In connection with the proposed merger transaction, the Company will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 that will include a Proxy Statement of JCB, and a Prospectus of the Company, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about the Company and JCB, may be obtained once filed at the SEC’s website www.sec.gov. The Company and JCB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of JCB in connection with the proposed merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 16, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. FORWARD-LOOKING STATEMENT

3 SUSTAIN CORE GROWTH TRENDS CONTINUE INVESTMENT IN BANKING BUSINESS – SOLIDIFY LOAN AND DEPOSIT GENERATION CAPABILITIES ELEVATE FOCUS ON GROWTH IN WEALTH & OTHER FEE BUSINESSES 2016 OBJECTIVES

4 CONTINUED GROWTH IN CORE EPS  DRIVE NET INTEREST INCOME GROWTH IN DOLLARS WITH FAVORABLE LOAN GROWTH TRENDS  DEFEND NET INTEREST MARGIN  MAINTAIN HIGH QUALITY CREDIT PROFILE ACHIEVE FURTHER IMPROVEMENT IN OPERATING LEVERAGE ENHANCE DEPOSIT LEVELS TO SUPPORT GROWTH FINANCIAL SCORECARD 11% 16% 13 bps 31 bps NPLs/Loans 6% 11% Q3 2016 Compared to Q3 2015

5 PORTFOLIO LOAN TRENDS $2,602 $2,751 $2,833 $2,884 $3,038 9/30/2015 12/31/2015 3/31/2016 6/30/2016 9/30/2016 In Millions

6 $1,365 $1,484 $1,545 $1,541 $1,599 9/30/2015 12/31/2015 3/31/2016 6/30/2016 9/30/2016 COMMERCIAL & INDUSTRIAL LOAN TRENDS In Millions

7 PORTFOLIO LOAN DETAILS 9/30/16 6/30/16 QTR CHANGE 9/30/15 LTM CHANGE ENTERPRISE VALUE LENDING $ 395 $ 354 $ 41 $ 283 $ 112 C&I GENERAL 756 738 18 689 67 LIFE INSURANCE PREMIUM FINANCING 299 296 3 248 51 TAX CREDIT 149 153 (4) 145 4 COMMERCIAL REAL ESTATE 1,045 971 74 902 143 RESIDENTIAL 234 211 23 189 45 OTHER 160 161 (1) 146 14 PORTFOLIO LOANS $ 3,038 $ 2,884 $ 154 $ 2,602 $ 436 In Millions

8 PORTFOLIO LOANS BY BUSINESS UNIT $1,341 $1,387 $1,484 $1,100 $1,150 $1,200 $1,250 $1,300 $1,350 $1,400 $1,450 $1,500 $1,550 9/30/2015 12/31/2015 9/30/2016 St. Louis $541 $535 $586 0 200 400 600 800 1000 1200 1400 9/30/2015 12/31/2015 9/30/2016 $164 $190 $218 0 500 1000 1500 9/30/2015 12/31/2015 9/30/2016 Arizona In Millions Kansas City $556 $639 $750 $- $200 $400 $600 $800 $1,000 9/30/2015 12/31/2015 9/30/2016 Specialized Lending

9 DEPOSIT TRENDS $2,814 $2,785 $2,932 $3,028 $3,125 24.6% 25.8% 24.5% 24.9% 24.4% -30.0% -5.0% 20.0% 9/30/2015 12/31/2015 3/31/2016 6/30/2016 9/30/2016 Deposits DDA % Last Twelve Months Growth Rate = 11%

10 CORE FEE INCOME* $1.8 $1.7 $1.7 $1.6 $1.7 $2.0 $2.0 $2.0 $2.2 $2.2 $0.3 $1.7 $0.5 $0.2 $0.2 $1.8 $1.7 $1.8 $2.1 $2.7 $5.9 $7.1 $6.0 $6.1 $6.8 Q3 15 Q4 15 Q1 16 Q2 16 Q3 16 Wealth Management Deposit Service Charges State Tax Credits Other $0.6 $0.6 $1.0 $0.4 $0.5 $0.3 $0.7 $0.8 $0.8 $0.2 $0.1 $0.2 $0.4 $1.8 $2.1 $2.7 Q3 15 Q2 16 Q3 16 Miscellaneous CDE Card Services Swap Fees Mortgage Note: * A Non-GAAP Measure, Refer to Appendix for Reconciliation Other Core Fee Income Detail Core Fee Income

11 EARNINGS PER SHARE $0.59 < $0.11> $0.01 $0.49 EPS Non-Core Acquired Assets Other Non-Core Expenses Core EPS In Millions * A Non GAAP Measure, Refer to Appendix for Reconciliation REPORTED VS. CORE EPS* Q3 2016

12 EARNINGS PER SHARE TREND $0.49 $0.04 < $0.07> $0.02 $0.01 $0.49 Q2 '16 Net Interest Income Portfolio Loan Loss Provision Non Interest Income Non Interest Expense Q3 '16 In Millions CHANGES IN CORE EPS* Note: * A Non GAAP Measure, Refer to Appendix for Reconciliation

13 CORE NET INTEREST INCOME TREND* In Millions Note: * A Non-GAAP Measure, Refer to Appendix for Reconciliation $27.1 $28.7 $29.6 $30.2 $31.5 3.41% 3.50% 3.54% 3.52% 3.54% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% $18.0 $19.0 $20.0 $21.0 $22.0 $23.0 $24.0 $25.0 $26.0 $27.0 $28.0 $29.0 $30.0 $31.0 $32.0 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Core Net Interest Income* FTE Net Interest Margin*

14 CREDIT TRENDS FOR PORTFOLIO LOANS 2 bps -10 bps -1 bps -6 bps 14 bps Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Net Charge-offs (1) (1) Portfolio loans only, excludes PCI (Purchased Credit Impaired) loans Q3 2016 EFSC PEER(2) NPA’S/ASSETS = 0.59% 0.62% NPL’S/LOANS = 0.66% 0.69% ALLL/NPL’S = 188% 164% ALLL/LOANS = 1.23% 1.12% (2) Peer data as of 6/30/2016 (source: SNL Financial) In Millions 2015 NCO = 6 bps $60 $149 $82 $51 $154 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Portfolio Loan Growth In Millions Net Charge-offs (1) 2016 YTD NCO = 2 bps $0.6 $0.5 $0.8 $0.7 $3.0 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Provision for Portfolio Loans

15 OPERATING EXPENSES TREND* In Millions Note: * A Non-GAAP Measure, Refer to Appendix for Reconciliation $6.2 $6.5 $6.1 $6.5 $6.4 $1.6 $1.7 $1.7 $1.6 $1.7 $11.5 $11.8 $12.6 $12.3 $12.1 58.6% 56.1% 57.4% 56.3% 52.8% 0 5 10 15 20 25 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Other Occupancy Employee compensation and benefits Core Efficiency Ratio* $20.4 $19.3 $20.0 $20.2 $20.4

16 POSITIVE MOMENTUM IN CORE* EARNINGS PER SHARE $0.28 $0.31 $0.37 $0.33 $0.35 $0.38 $0.44 $0.49 $0.47 $0.49 $0.49 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Note: * A Non-GAAP Measure, Refer to Appendix for Reconciliation 75% Core EPS Growth from Q1 2014 to Q3 2016

Appendix

18 USE OF NON-GAAP FINANCIAL MEASURES The Company's accounting and reporting policies conform to generally accepted accounting principles in the United States (“GAAP”) and the prevailing practices in the banking industry. However, the Company provides other financial measures, such as Core net interest margin and other Core performance measures, in this presentation that are considered “non-GAAP financial measures.” Generally, a non-GAAP financial measure is a numerical measure of a company's financial performance, financial position or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. The Company considers its Core performance measures presented in this presentation as important measures of financial performance, even though they are non-GAAP measures, as they provide supplemental information by which to evaluate the impact of PCI loans and related income and expenses, the impact of nonrecurring items, and the Company's operating performance on an ongoing basis. Core performance measures include contractual interest on PCI loans but exclude incremental accretion on these loans. Core performance measures also exclude the Change in FDIC receivable, Gain or loss of other real estate from PCI loans and expenses directly related to the PCI loans and other assets formerly covered under FDIC loss share agreements. Core performance measures also exclude certain other income and expense items, such as executive separation costs, merger related expenses, and gain/loss on sale of investment securities, the Company believes to be not indicative of or useful to measure the Company's operating performance on an ongoing basis. The attached tables contain a reconciliation of these Core performance measures to the GAAP measures. The Company believes these non-GAAP measures and ratios, when taken together with the corresponding GAAP measures and ratios, provide meaningful supplemental information regarding the Company's performance and capital strength. The Company's management uses, and believes that investors benefit from referring to, these non-GAAP measures and ratios in assessing the Company's operating results and related trends and when forecasting future periods. However, these non-GAAP measures and ratios should be considered in addition to, and not as a substitute for or preferable to, ratios prepared in accordance with GAAP. In the tables below, the Company has provided a reconciliation of, where applicable, the most comparable GAAP financial measures and ratios to the non-GAAP financial measures and ratios, or a reconciliation of the non-GAAP calculation of the financial measure for the periods indicated. Peer group data consists of publicly traded banks with total assets from $1-$10 billion with commercial loans greater than 20% and consumer loans less than 10%.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands)	For the Quarter ended Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	For the Nine Months ended Sep 30, 2016	Sep 30, 2015
CORE PERFORMANCE MEASURES							
Net interest income	$ 33,830	$ 33,783	$ 32,428	$ 32,079	$ 30,006	$ 100,041	$ 88,331
Less: Incremental accretion income	2,296	3,571	2,834	3,412	2,919	8,701	9,380
Core net interest income	31,534	30,212	29,594	28,667	27,087	91,340	78,951
Total noninterest income	6,976	7,049	6,005	6,557	4,729	20,030	14,118
Less: Change in FDIC loss share receivable	-	-	-	(580)	(1,241)	-	(4,450)
Less: Gain (loss) on sale of other real estate from PCI loans	(225)	705	-	81	31	480	26
Less: Gain on sale of investment securities	86	-	-	-	-	86	23
Less: Other income from PCI assets	287	239	-	-	-	526	-
Core noninterest income	6,828	6,105	6,005	7,056	5,939	18,938	18,519
Total core revenue	38,362	36,317	35,599	35,723	33,026	110,278	97,470
Provision for portfolio loans	3,038	716	833	543	599	4,587	4,329
Total noninterest expense	20,814	21,353	20,762	22,886	19,932	62,929	59,340
Less: FDIC clawback	-	-	-	-	298	-	760
Less: FDIC loss share termination	-	-	-	2,436	-	-	-
Less: Other expenses related to PCI loans	270	325	327	423	287	922	1,135
Less: Executive severance	-	332	-	-	-	332	-
Less: Merger related expenses	302	-	-	-	-	302	-
Less: Other non-core expenses	-	250	-	-	-	250	-
Core noninterest expense	20,242	20,446	20,435	20,027	19,347	61,123	57,445
Core income before income tax expense	15,082	15,155	14,331	15,153	13,080	44,568	35,696
Core income tax expense	5,142	5,237	4,897	5,073	4,204	15,276	11,985
Core net income	$ 9,940	$ 9,918	$ 9,434	$ 10,080	$ 8,876	$ 29,292	$ 23,711
Core diluted earnings per share	$ 0.49	$ 0.49	$ 0.47	$ 0.49	$ 0.44	$ 1.45	$ 1.17
Core return on average assets	1.04%	1.07%	1.04%	1.13%	1.03%	1.05%	0.95%
Core return on average common equity	10.47%	10.89%	10.66%	11.46%	10.41%	10.67%	9.59%
Core return on average tangible common equity	11.46%	11.98%	11.76%	12.68%	11.56%	11.73%	10.70%
Core efficiency ratio	52.77%	56.30%	57.40%	56.06%	58.58%	55.43%	58.94%
NET INTEREST MARGIN TO CORE NET INTEREST MARGIN							
Net interest income (fully tax equivalent)	$ 34,263	$ 34,227	$ 32,887	$ 32,546	$ 30,437	$ 101,377	$ 89,595
Less: Incremental accretion income	2,296	3,571	2,834	3,412	2,919	8,701	9,380
Core net interest income (fully tax equivalent)	$ 31,967	$ 30,656	$ 30,053	$ 29,134	$ 27,518	$ 92,676	$ 80,215
Average earning assets	$ 3,589,080	$ 3,506,801	$ 3,413,792	$ 3,304,827	$ 3,201,181	$ 3,503,538	$ 3,115,658
Reported net interest margin (fully tax equivalent)	3.80%	3.93%	3.87%	3.91%	3.77%	3.87%	3.84%
Core net interest margin (fully tax equivalent)	3.54%	3.52%	3.54%	3.50%	3.41%	3.53%	3.44%

19

20 Q & A THIRD QUARTER 2016 EARNINGS WEBCAST